

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2015

<u>**Via E-Mail**</u>
Jennifer A. Tenenbaum, Esq.
Senior Counsel and Assistant Secretary
Imation Corp.
1 Imation Way
Oakdale, MN 55128

>   **Re: Imation Corp.**
>   **Additional Definitive Materials on Schedule 14A**
>   **Filed April 10, 2015**
>   **File No. 001-14310**

Dear Ms. Tenenbaum:

We have reviewed your filing and have the following comments.

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide us the support for the following:

- Your statement that the company "has made significant progress towards [your] goal of driving revenue growth in [your] Tiered Storage and Security (TSS) business and delivering continued positive cash flow in [your] legacy optical tape and media businesses."
- Your statement that there is "value embedded" within your TSS and CSA business units.
- Your statement that, "[i]t appears that Clinton may be seeking to use Imation as its acquisition roll up vehicle."
- Your statement that, "Clinton has provided no discussion of what this acquisition "plan" would entail – what would be the targets, pricing, size and financing (including potentially diluting equity issuances)?"
- Your statement that, "[w]e are also particularly concerned that Clinton's plans for the Company could involve ROI Acquisition II, a blank check acquisition vehicle affiliated with Clinton discussed below."
- Your statement that the company is "positioned to deliver substantial growth and shareholder value."
- Your statement that "Microsoft's expected release of Windows 10 later this year will be a catalyst for driving **our** PC-On-A-Stick revenues" (emphasis added).

2.   With a view toward revised future disclosure, please tell us how the proxy contest is impeding your exploration of all value-enhancing options available.

3.   With a view toward revised future disclosure, please tell us why "[m]aintaining the current composition" of the board is "vital to ensure the strategic actions being undertaken continue to progress."

4.   Please note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please tell us, or disclose, the factual foundation for such assertions or revise these statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. We note several statements where you describe Clinton's interests over those of all shareholders as well as the following:

- Your reference to Clinton's nominees as "nearsighted individuals with self-serving interests."
- Your statement that the Clinton nominees have "highly questionable backgrounds."
- Your statement that Mr. Fernander left his position at Gnodal "under highly suspicious circumstances."
- Your implication that Mr. DePerio service on the board of Overland Storage was the sole reason that company's stock price decreased during his service.

5.   Please explain, with a view toward revised disclosure, your stated belief that Clinton "is seeking to take control" of the company. Assuming Clinton's nominees are elected, they would constitute only half of the board.

6.   We note in your business background description of Barry Kasoff, the statement, "[i]s this the type of future we want for Imation?" Please disclose or provide us with additional support for this referenced statement. In this regard, it is unclear how past events unrelated to Imation are indicative of future performance with respect to Imation.

Please direct any questions to Justin Kisner, Attorney-Adviser, at (202) 551-3788, or me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions